[Letterhead of City Telecom (H.K.) Limited]
March 10, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	City Telecom (H.K.) Limited Form 20-F for the year ended August 31, 2009 Filed December 18, 2009 File No. 0-30354
Dear Mr. Spirgel:
The purpose of this letter is to respond to your letter dated February 24, 2010. To assist you in reviewing our response, we have preceded each response with a copy (in bold type) of the point as stated in your letter.
Item 3A. Selected Financial data, pages 4-5
1.
Please amend your filing to provide the selected financial data under HK GAAP and US GAAP for 2005, 2006 and 2007. Refer to the instructions to Item 3A of the Form 20-F and Part III.C.1 of Release 33-8879.

Response:

We note the staff’s comment and our amended Form 20-F will be revised to include the selected financial data under HK GAAP and US GAAP for 2005, 2006 and 2007.
Risk Factors, page 7
2.	Please consider including risk factors addressing the following risks or uncertainties referenced elsewhere in your filing and press releases:
a.	the significant ownership interest your Chairman and Vice Chairman have in the Company and the conflict of interest that may result from such ownership interests; and

b.	the risks associated with the growing mobile telephone market and the possible development of 4G wireless data as a substitute for a fiber-based service.
Response:
We note the staff’s comment and our amended Form 20-F will be revised to include the risk factors in the comment.

“We may need to improve our internal controls...” page 9
3.
Please tell us the steps management has taken to strengthen internal controls as referenced in this risk factor. We note your statement on page 55 that there was no change in your internal control over financial reporting that materially affected or is reasonably likely to materially affect your internal control over financial reporting.

Response:

In our 2009 Annual Report, we describe our efforts to improve our comprehensive internal control and risk management regime with reference to the COSO framework. With the assistance of our internal audit department and external consultants, our management conducted a comprehensive assessment of our internal controls over financial reporting based on the criteria set forth in the COSO framework. During the 2009 fiscal year, the Company’s management conducted a review of the effectiveness of the Company’s internal control system and concluded that it was reasonably effective and adequate. The review covered all material controls, including financial, operational and compliance controls and risk management functions.

Even though controls were found to be reasonably, effective and adequate, management took the following five steps to further strengthen the Company’s internal controls, as referenced in the risk factor on Page 9.

1.
All departments now hold regular meetings, attended by senior management, to discuss potential risks regarding changes in market conditions, regulations and customer needs. At these meetings, responsible parties discuss the appropriate responses that the Company must make in order to mitigate the possibility of any losses arising from the identified risks. Any potential changes in risks or internal controls that may impact the Company are communicated to the Board.

2.	Self-assessment questionnaires are now distributed to business unit leaders for completion as a basis for identifying risks and evaluating internal procedures.

3.
Capital and operating expenditures are now under overall budget control. The annual budget and business plan are prepared by each respective department and submitted to the Management Committee for approval before adoption. This budgetary control system assists with the prevention and detection of losses that result from fraud.

4.	The Board now conducts a quarterly review of each group’s financial performance.

5.
The Company’s Executive Directors now review management reports on the financial results and key operating statistics of each business segment each month. Regular meetings are now held with senior management of each business unit to review the actual performance against budgeted expectations. This internal control is expected to ensure greater comparability and transparency of financial reporting among groups within the Company.

Broadband Internet Access, page 15
Pricing, page 16
4.
We note that you offer prepackaged plans that offer access at speeds up to 1,000 mbps to corporate customers, which include on-site training, on-site management support, high capacity data transfer and email services. Citing your basis in the accounting literature, tell us how you separate and allocate the consideration received for multiple elements included in the subject arrangement.

Response:

We supplementally advise the staff that the “prepackaged plans” represent subscriptions to our internet broadband services by corporate customers. Under the internet broadband service agreements, we charge a fixed monthly fee for subscriptions to our broadband service over the contract term, which includes free supplemental email and data transfer services during the period of the subscription. In order to maintain our high level of service, we provide free on-site training and on-site management support services (collectively “support services”) on an on-demand basis. Our service agreements do not specify the frequency or volume of support services, email or data transfer services to be provided under the contract. Email/data transfer and support services are only made available to our corporate customers concurrently with the broadband service, and our fixed monthly fee is not charged based on usage but the right to access these services. Email/data transfer and support services are not sold separately by us. Accordingly, we do not separate and allocate the consideration received for our broadband service into support services, email and data transfer services for purpose of revenue recognition. Instead, we recognize our broadband service fee revenue monthly over the contract period on a straight-line basis.

We believe that our revenue recognition of service fee is consistent with paragraph 25 of IAS18, whereby revenue is recognized on a straight-line basis over the contract term if services are performed by an indeterminate number of acts over the contract term.

Tabular disclosure of contractual obligations, page 35
5.
We note that the table of contractual obligations contains a HK$262M obligation for “[o]ther current liabilities.” Please provide a more detailed explanation of the nature of the contractual obligations in this category. See Item 5.F.1 of Form 20-F.

Response:

We note the staff’s comment and our amended Form 20-F will be revised to include a footnote explaining the nature of the contractual obligations in this category.
Documents on Display, page 54
Other
6.	Please include the correct file number on the cover page of your filing. The file number for this 20-F is 000-30354.

Response:

We note the staff’s comment and the cover page of our amended Form 20-F will be revised to include the correct file number.

7.	Please note that the address for the SEC is 100 F Street NE, Washington, D.C. 20549.

Response:

We note the staff’s comment and our amended Form 20-F will be revised to include the Commission’s correct address.

16(b). Impairment of Accounts Receivable, page F-32
8.
We note that your write-offs during each of the last two years exceeded HK$20 million. In this regard, tell us why you believe that the balance in your allowance for doubtful debts at August 31, 2009 was adequate. In addition, expand Note 1(i)(i) to disclose your accounting policy for your allowance for doubtful debts. We note your disclosures on page 30. It appears the 2008 and 2009 headings for the changes in the allowance for doubtful debts table is incorrect. Please revise or advise.

Response:

We note the staff’s comment and believe that our allowance for doubtful debts as of August 31, 2009 was adequate, based on our past history of bad debts, debt collection experience, credit policy and credit control measures.

Under our credit policy, we offer our subscribers a one-month credit period, and if a subscriber becomes more than two months past due, we suspend that subscriber’s service immediately until the outstanding balance is fully paid. For accounts receivable (“AR”) that are two months past due, we also assign internal and external agents for debt collection and regularly monitor the status and recovery of such AR. Our credit policy and other measures we have put in place, such as requiring a deposit when a subscriber submits an application and maintaining credit card account numbers on file for our customers, have been effective in managing our bad debt exposure. This is also evidenced by the aging of our accounts receivable, which showed that only 4% of our total AR as of August 31, 2009 were past due by more than two months, a percentage we consider to be insignificant.

Our policy is to provide an allowance for doubtful debts (“AFDA”) for accounts receivables that are more than two months overdue on a collective basis, given the volume and the similarity of risk characteristics of our subscribers. The basis of our AFDA policy is consistent with and reflects our experience in collection and credit risk assessment. Therefore, we believe that our AFDA as of August 31, 2008 and 2009 were adequate.

With respect to our write-offs of AR against AFDA, it is our policy to write off AR against the AFDA when the doubtful debts are proven to be uncollectible after all means of debt collection have been exhausted and the potential for recovery is remote. Since the length of time required to conclude whether individual subscriber account balances are uncollectible can range from several months to more than a year, depending on the collection period of the debt collection agents and quality of subscribers, the total amount of write-offs of AFDA in any given year would include doubtful accounts arising from current and prior periods that had been provided for in those periods but were proven to be uncollectible in the current period. That is, there are time lags between the time when the allowance for doubtful accounts is provided and the time such allowance is written off, and accordingly, certain portion of our write-offs for the 2008 and 2009 fiscal years related to receivables of those periods and certain portion related to prior periods.

In addition, in the 2009 fiscal year, we streamlined our debt collection procedures and shortened, by approximately four months, the length of time needed to carry out debt collection and determine whether individual accounts are uncollectible. As a result, we write off uncollectible AR and related AFDA balances more frequently, and our AR and AFDA balances decreased significantly from August 31, 2008 to August 31, 2009.

We believe that our disclosures in note 1(i)(i) adequately describe our evaluation of allowances for doubtful accounts or impairment of accounts receivable and are consistent with the requirements of IFRS 7 Financial Instruments: Disclosures. We confirm that the table on page 30 with headings for the changes in the allowance for doubtful debts is correct.

(d) Revenue recognition, page F-12
9.
We note on page 28 that network interconnection charges involve significant management estimates and “[s]ignificant changes in management estimates may result in material revenue adjustments.” Please tell us if material revenue adjustments were recognized. If so, tell us how your revenue recognition policy is appropriate. Refer to paragraphs 20 (a) and (b) of IAS 18. In addition, expand to disclose your revenue recognition policy for these charges. We note your disclosures in Note 2(c) on page F-17.

Response:

We supplementally advise the staff that the network interconnection charges included charges on usage of our fixed telecommunication network by 1) mobile network operators (“mobile interconnection charges” and 2) other telecommunications network operators (“other interconnection charges”).

Item 5A of the Form 20-F and note 2(c) to the Company’s audited consolidated financial statements contain detailed background information on the application of our revenue recognition policy, as set out in note 1(t)(i), to mobile interconnection charges. In accordance with our policy, we recognize revenue related to mobile interconnection charges using rates which we believe can be measured reliably based on previous determinations of rates made by the Office of Telecommunications Authority (“OFTA”) and the outcome of previous commercial negotiations with each respective mobile network operator over rates, while also considering the likely outcome of ongoing OFTA determinations and commercial negotiations over current rates. We regularly monitor the progress of the OFTA determinations and continue to be in commercial negotiations with mobile network operators. Based on the status of the OFTA determinations and commercial negotiations, the revenue recognized for mobile interconnection charges using those rates, during the years ended August 31, 2008 and 2009, was based on a reasonable estimate, and we confirm that no revenue adjustments for mobile interconnection charges were made or required to be made during those periods.

The Company charges other network operators for other interconnection services based on contractual agreements entered into with each respective network operator or rates set out by the OFTA. We confirm that no significant management judgments or estimates were required to be made in the application of our policy to other interconnection charges and that no material revenue adjustments for other interconnection charges were recognized during the years ended August 31, 2008 and August 31, 2009.

We believe that the revenue recognition policy for mobile interconnection charges and other interconnection charges set out in note 1(t)(i) and the judgments made in the application of our policy as set out in note 2(c) are consistent with the requirements of paragraphs 20(a) and (b) of IAS 18 and are adequately disclosed.

10. Equity settled share based transactions, page F-24
(c) Fair value of share options and assumptions, page F-25
10.	We note that changes in subjective inputs may materially affect the estimated fair value of the options granted. Accordingly, please provide the disclosures required under paragraph 47(a) of IFRS 2.

Response:

We believe that the disclosure of share-based payment in our Form 20-F fulfills the disclosure requirements under IFRS 2. According to paragraph 47(a) of IFRS 2, disclosure of information related to the measurement of the fair value of share options is required for share options granted during the period. Given that no share options were granted during the year ended August 31, 2009, we believe that the disclosures required under paragraph 47(a) of IFRS 2 do not apply.

11. Deferred taxation, page F-38
11.
It appears that you had a legally enforceable right of set-off during fiscal 2009, but not during 2008. Please expand your disclosure to describe how tax benefits held by certain of your taxable entities impacted, or could impact the tax liabilities of your other entities. Refer to paragraph 76 of IAS 12.

Response:

We supplementally advise the staff that the Company and its subsidiaries’ deferred tax assets and liabilities are not set off unless the deferred tax assets and liabilities relate to the same taxation authority for the same taxable entity. We confirm that the net deferred tax liabilities and net deferred tax assets as of August 31, 2009 and 2008 were set off on this basis consistently.

The net deferred tax assets as of August 31, 2008 relate to one of our subsidiaries (“subsidiary A”) in Hong Kong. As of August 31, 2008, subsidiary A’s deferred tax assets exceeded its deferred tax liabilities which resulted in a net deferred tax asset balance. As of August 31, 2009, subsidiary A’s deferred tax liabilities exceeded its deferred tax assets, and accordingly, subsidiary A had a net deferred tax liability balance as of August 31, 2009.

The net deferred tax liabilities as of August 31, 2008 relate to the Company and its other subsidiaries (other than subsidiary A). As of August 31, 2008 and 2009, each of the Company and these subsidiaries had deferred tax liabilities which exceeded its respective deferred tax assets and therefore resulted in net deferred tax liabilities.

12.
We note that you recognized gain on extinguishment of debt of HK$31.4 million since the total consideration paid to repurchase a portion of the debt was less than the cumulative principal value plus interest. Tell us if any of the debt holders from whom you repurchased certain of the notes were also significant shareholders and why they settled for less than the amount due them.

Response:

We confirm, to the best of our knowledge, that the Company has not repurchased notes from any of its significant shareholders.

While the Company has not had specific discussions with note holders on this point, we believe their willingness to settle for less than the par amount owed to them may be due to a combination of factors such as:

a.	Our offers for each US$1,000 principal amount of the notes were at prices that represented a premium to the trading price of similarly-rated bonds at that time;

b.	Note holders could use the cash they received to pursue different investment alternatives, such as buying similarly-rated bonds with a higher yield to maturity; and

c.	Some note holders had purchased the bonds at below the price at which we offered to purchase them and, as a result, realized a profit upon repurchase.
Exhibits 12.1 and 12.2
13.
We note that the certifications are missing the introductory language in paragraph four that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company. Please provide certifications exactly as set forth in the Instructions as to Exhibits of Form 20-F.

Response:

We note the staff’s comment and we have executed revised certifications, which will be filed as exhibits to our amended Form 20-F.
* * * * *

As requested in your letter dated February 24, 2010, we confirm the following:
•	City Telecom (H.K.) Limited is responsible for the adequacy and accuracy of the disclosure in its filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and

•	City Telecom (H.K.) Limited may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration in reviewing the response to the comments contained in your letter dated February 24, 2010. Please direct any further comments or requests for additional information to my attention at +852 3145 4710.

Sincerely, City Telecom (H.K.) Limited
/s/ Lai Ni Quiaque
Lai Ni Quiaque
Chief Financial Officer

CC:	Jeffrey Maddox, Jones Day Virginia Tam, Jones Day